

July 16, 2012

Via Email
Douglas N. Currault II
Assistant General Counsel and Corporate Secretary
Freeport-McMoRan Copper & Gold Inc.
333 N. Central Avenue
Phoenix, Arizona 85004

      Re: **Freeport-McMoRan Copper & Gold Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 27, 2012
               File No. 001-11307-01

Dear Mr. Currault:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 40

"Our business is subject to operational risks that could adversely affect our business," page 47

1.   We note that none of your risk factors, or other sections of your Form 10-K, specifically address any risks you may face from cyber attacks, such as attempts by third parties to gain access to your systems to compromise sensitive business information, to interrupt your systems or otherwise try to cause harm to your business and operations. In future filings, beginning with your next Form 10-Q, please provide risk factor disclosure describing the cybersecurity risks that you face or tell us why you believe such disclosure is unnecessary. If you have experienced any cyber attacks in the past, please state that fact in any additional risk factor disclosure in order to provide the proper context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at

http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam F. Turk at 202-551-3657 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director